Exhibit 99.1

Gaotu Techedu Announces First Quarter of 2022 Unaudited Financial Results

Beijing, China, June 6, 2022 —Gaotu Techedu Inc. (NYSE: GOTU) (“Gaotu” or the “Company”), a technology-driven education company and online large-class tutoring service provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Highlights[1]

•
Net revenues were RMB724.6 million, compared with net revenues of RMB1,940.3 million in the same period of 2021.
•
Gross billings[2] were RMB318.1 million, compared with gross billings of RMB1,181.3 million in the same period of 2021.
•
Net income was RMB53.7 million, compared with net loss of RMB1,425.9 million in the same period of 2021.
•
Non-GAAP net income was RMB92.5 million, compared with non-GAAP net loss of RMB1,329.4 million in the same period of 2021.
•
Net operating cash outflow was RMB481.3 million, compared with net operating cash outflow of RMB2,095.3 million in the same period of 2021.

First Quarter 2022 Key Financial and Operating Data

(In thousands of RMB, except for percentages)

	For the three months ended March 31,
	2021	2022	Pct. Change
Net revenues	1,940,343	724,615	(62.7)%
Gross billings	1,181,342	318,095	(73.1)%
Net (loss) income	(1,425,919)	53,718	NM
Non-GAAP net (loss) income	(1,329,420)	92,543	NM
Net operating cash outflow	(2,095,328)	(481,266)	(77.0)%

[1] For a reconciliation of non-GAAP numbers, please see the table captioned "Reconciliations of non-GAAP measures to the most comparable GAAP measures" at the end of this press release. Non-GAAP gross profit, non-GAAP income (loss) from operations, non-GAAP net income (loss) exclude share-based compensation expenses.

[2] Gross billings is a non-GAAP financial measure, which is defined as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. See "About Non-GAAP Financial Measures" and "Reconciliations of non-GAAP measures to the most comparable GAAP measures" elsewhere in this press release.

Larry Xiangdong Chen, the Company’s founder, Chairman and CEO, commented, “In the first quarter of 2022, our businesses continued to maintain a healthy and sustainable development, and we have remained profitable for two consecutive quarters since we began our business restructuring. Going forward, we will continue to develop and invest in our four core businesses, which are professional education for college students and adults, vocational education, STEAM education, and digital educational products. During this quarter, the scale of our professional and vocational education service further increased, compared with that of the last quarter. Our STEAM education service has also made solid progress, especially in its programming tutoring business. Through the gradual development of our new businesses, we will continue to expand our product portfolio across various categories to fulfil diverse and multi-dimensional learning demands of students, and to build a true learner-centric lifelong learning and service platform.”

Shannon Shen, CFO of the Company, added, “In this quarter, our net revenues were RMB724.6 million and gross billings were RMB318.1 million. Further, we are pleased to be able to continue to be profitable in this challenging environment, with a net income margin of 7.4% and a non-GAAP net income margin of 12.8%, indicating that we have achieved effective growth. Furthermore, our capital position remains strong. As of March 31, 2022, we had a total of approximately RMB3.2 billion in terms of cash, cash equivalents, restricted cash, and short-term investments on our balance sheet.

We believe that under the strong support of government policy, vocational education will have a better future with higher market demand. We sincerely hope that by providing the best service and the best education quality, we will be able to establish Gaotu as a reputable brand in the vocational and professional education market.”

Financial Results for the First Quarter of 2022

Net Revenues

Net revenues decreased by 62.7% to RMB724.6 million from RMB1,940.3 million in the first quarter of 2021. The decrease was mainly due to the organizational adjustments and business restructuring the Company performed in 2021, including the cessation of academic subject tutoring services to students, as a result of the impact of government regulations (“Business Restructuring”).

Cost of Revenues

Cost of revenues decreased by 62.7% to RMB212.9 million from RMB571.5 million in the first quarter of 2021, mainly due to decreases in staff related cost, learning material cost and rental expenses as a result of the Business Restructuring in 2021.

Gross Profit and Gross Margin

Gross profit was RMB511.7 million, compared with RMB1,368.8 million in the first quarter of 2021. Gross profit margin increased to 70.6% from 70.5% in the same period of 2021.

Non-GAAP gross profit was RMB530.0 million, compared with RMB1,393.6 million in the same period of 2021. Non-GAAP gross profit margin increased to 73.1% from 71.8% in the same period of 2021.

Operating Expenses

Operating expenses decreased 83.1% to RMB486.4 million from RMB2,871.4 million in the first quarter of 2021.

Selling expenses decreased to RMB284.2 million from RMB2,288.7 million in the first quarter of 2021, primarily due to the decreased spending on branding and marketing activities on academic subject tutoring services as a result of the restrictions of advertising activities according to government regulations. Moreover, the sales and marketing staff related expenses and other operating related expenses also decreased, which was due to the reduction of employees as a result of the Business Restructuring in 2021.

Research and development expenses decreased to RMB123.3 million from RMB365.1 million in the first quarter of 2021, primarily due to a decrease in compensation for research and development personnel as a result of the Business Restructuring in 2021.

General and administrative expenses decreased to RMB78.9 million from RMB217.6 million in the first quarter of 2021, primarily due to a decrease in compensation for general and administrative personnel as a result of the Business Restructuring in 2021.

Income (Loss) from Operations

Income from operations was RMB25.3 million, compared with the loss from operations of RMB1,502.6 million in the first quarter of 2021, which was primarily due to a large decrease in operating related cost and expenses as a result of the Business Restructuring.

Non-GAAP income from operations was RMB64.1 million, compared with non-GAAP loss from operations of RMB1,406.1 million in the first quarter of 2021.

Interest Income and Realized Gains from Investments

Interest income and realized gains from investments, on aggregate, were RMB19.3 million, compared with RMB22.9 million in the first quarter of 2021.

Other Income

Other income was RMB28.0 million, compared with RMB44.9 million in the first quarter of 2021. The decrease was mainly due to the value-added tax exemption offered by the government in the first quarter of 2021, which was no longer offered after April 2021.

Net Income (Loss)

Net income was RMB53.7 million, compared with net loss of RMB1,425.9 million in the first quarter of 2021.

Non-GAAP net income was RMB92.5 million, compared with non-GAAP net loss of RMB1,329.4 million in the first quarter of 2021.

Cash Flow

Net operating cash outflow for the first quarter of 2022 was RMB481.3 million. The outflow of net operating cash this quarter was primarily due to employee compensation and marketing expenses paid to improve our market share and brand awareness in the professional and vocational education market.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were both RMB0.21 in the first quarter of 2022.

Non-GAAP basic and diluted net income per ADS, were RMB0.36 and RMB0.35, respectively, in the first quarter of 2022.

Share Outstanding

As of March 31, 2022, the Company had 172,096,742 ordinary shares outstanding.

Cash, Cash Equivalents, Restricted Cash and Short-term Investments

As of March 31, 2022, the Company had cash, cash equivalents, restricted cash and short-term investments of RMB3,206.7 million in aggregate, compared with a total of RMB3,671.1 million as of December 31, 2021.

Other Payables

As of March 31, 2022, other payables in non-current liabilities totaled RMB26.6 million, which were payables related to the purchase of the Zhengzhou properties.

Business Outlook

Based on the Company’s current estimates, total net revenues for the second quarter of 2022 are expected to be between RMB438 million and RMB458 million, representing a decrease of 79% to 80% on a year-over-year basis. These estimates reflect the Company’s current expectations, which are subject to change.

Conference Call

The Company will hold an earnings conference call at 8:00 AM U.S. Eastern Time on Monday, June 6, 2022 (8:00 PM on Monday, June 6, 2022, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International: +1-412-317-6061

United States: +1-888-317-6003

Hong Kong: 800-963-976

Mainland China: 400-120-6115

Passcode: 7635501

A telephone replay will be available two hours after the conclusion of the conference call through June 13, 2022. The dial-in details are as follows:

International: +1-412-317-0088

United States: +1-877-344-7529

Passcode: 7141257

Additionally, a live and archived webcast of this conference call will be available at https://ir.gaotu.cn/home.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About Gaotu Techedu Inc.

Gaotu is a technology-driven education company and online large-class tutoring service provider in China. The Company offers professional education for college students and adults, vocational education, STEAM education and digital educational products. Gaotu adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce high-quality teaching resources to aspiring students in China. Big data analytics permeates every aspect of the Company's business and facilitates the application of the latest technology to improve teaching delivery, student learning experience, and operational efficiency.

About Non-GAAP Financial Measures

The Company uses gross billings, non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss), each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company defines gross billings for a specific period as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. The Company's management uses gross billings as a performance measurement because the Company generally bills its students for the entire course fee at the time of sale of its course offerings and recognizes revenue proportionally as the classes are delivered. For some courses, the Company continues to provide students with 12 months to 36 months access to the pre-recorded audio-video courses after the online live courses are delivered. The Company believes that gross billings provides valuable insight into the sales of its course packages and the performance of its business. As gross billings have material limitations as an analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies.

Non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses, and such adjustment excludes the impact on income tax. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi ("RMB"). This announcement contains currency conversions of RMB amounts into U.S. dollars ("USD") solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to USD are made at a rate of RMB6.3393 to USD1.0000, the effective noon buying rate for March 31, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on March 31, 2022, or at any other rate.

For further information, please contact:

Gaotu Techedu Inc.

Investor Relations

E-mail: ir@gaotu.cn

Christensen

In China

Ms. Vivian Wang

Phone: +852 2232 3978

E-mail: gotu@christensenir.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of March 31,
	2021	2022	2022
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	728,934	968,153	152,722
Restricted cash	168,189	11,658	1,839
Short-term investments	2,774,000	2,226,853	351,277
Inventory	15,595	18,728	2,954
Prepaid expenses and other current assets	250,068	309,306	48,792
Total current assets	3,936,786	3,534,698	557,584

Non-current assets
Operating lease right-of-use assets	353,877	228,311	36,015
Property, equipment and software, net	680,009	617,003	97,330
Land use rights, net	28,178	27,976	4,413
Rental deposit	22,544	22,471	3,545
Other non-current assets	3,272	3,078	486
TOTAL ASSETS	5,024,666	4,433,537	699,373

LIABILITIES

Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB417,032 and RMB263,851 as of December 31, 2021 and March 31, 2022, respectively)	693,265	516,577	81,487
Deferred revenue, current portion of the consolidated VIE without recourse to the Group	986,993	586,744	92,557
Operating lease liabilities, current portion (including current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB41,479 and RMB40,212 as of December 31, 2021 and March 31, 2022, respectively)	80,010	53,418	8,426
Income tax payable (including income tax payable of the consolidated VIE without recourse to the Group of nil and RMB10,947 as of December 31, 2021 and March 31, 2022, respectively)	-	19,323	3,048
Total current liabilities	1,760,268	1,176,062	185,518

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of March 31,
	2021	2022	2022
	RMB	RMB	USD
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	9,225	12,975	2,047
Operating lease liabilities, non-current portion (including non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB158,824 and RMB141,850 as of December 31, 2021 and March 31, 2022, respectively)	276,035	180,269	28,437
Deferred tax liabilities of the consolidated VIE without recourse to the Group	71,616	71,031	11,205
Other payables of the consolidated VIE without recourse to the Group	26,580	26,580	4,193
TOTAL LIABILITIES	2,143,724	1,466,917	231,400

SHAREHOLDERS’ EQUITY
Ordinary shares	114	114	18
Additional paid-in capital	7,793,234	7,831,799	1,235,436
Accumulated other comprehensive loss	(143,111)	(149,716)	(23,617)
Statutory reserve	40,380	40,380	6,370
Accumulated deficit	(4,809,675)	(4,755,957)	(750,234)
TOTAL SHAREHOLDERS’ EQUITY	2,880,942	2,966,620	467,973

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	5,024,666	4,433,537	699,373

Gaotu Techedu Inc.

Unaudited condensed consolidated statements of operations

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended March 31,
	2021	2022	2022
	RMB	RMB	USD
Net revenues	1,940,343	724,615	114,305
Cost of revenues	(571,502)	(212,945)	(33,591)
Gross profit	1,368,841	511,670	80,714
Operating expenses:
Selling expenses	(2,288,710)	(284,174)	(44,827)
Research and development expenses	(365,110)	(123,307)	(19,451)
General and administrative expenses	(217,615)	(78,936)	(12,452)
Total operating expenses	(2,871,435)	(486,417)	(76,730)
(Loss) income from operations	(1,502,594)	25,253	3,984
Interest income	14,085	7,682	1,212
Realized gains from investments	8,810	11,659	1,839
Other income	44,887	28,004	4,418
(Loss) income before provision for income tax and share of results of equity investees	(1,434,812)	72,598	11,453
Income tax benefits (expenses)	9,810	(18,880)	(2,978)
Share of results of equity investees	(917)	-	-
Net (loss) income	(1,425,919)	53,718	8,475
Net (loss) income attributable to Gaotu Techedu Inc.'s ordinary shareholders	(1,425,919)	53,718	8,475
Net (loss) income per ordinary share
Basic	(8.37)	0.31	0.05
Diluted	(8.37)	0.31	0.05
Net (loss) income per ADS
Basic	(5.58)	0.21	0.03
Diluted	(5.58)	0.21	0.03
Weighted average shares used in net (loss) income per share
Basic	170,329,724	171,540,658	171,540,658
Diluted	170,329,724	175,328,961	175,328,961

Note: Three ADSs represent two ordinary shares.

Gaotu Techedu Inc.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended March 31,
	2021	2022	2022
	RMB	RMB	USD
Net revenues	1,940,343	724,615	114,305
Less: other revenues(1)	393	14,587	2,301
Add: VAT and surcharges	114,923	44,450	7,012
Add: ending deferred revenue	1,896,528	599,719	94,604
Add: ending refund liability	84,389	38,746	6,112
Less: beginning deferred revenue	2,733,739	996,218	157,150
Less: beginning refund liability	120,709	78,630	12,404
Gross billings	1,181,342	318,095	50,178

Note (1): Include miscellaneous revenues generated from services other than courses.

	For the three months ended March 31,
	2021	2022	2022
	RMB	RMB	USD
Gross profit	1,368,841	511,670	80,714
Share-based compensation expense in cost of revenues	24,781	18,349	2,894
Non-GAAP gross profit	1,393,622	530,019	83,608

(Loss) income from operations	(1,502,594)	25,253	3,984
Share-based compensation expenses	96,499	38,825	6,124
Non-GAAP (loss) income from operations	(1,406,095)	64,078	10,108

Net (loss) income	(1,425,919)	53,718	8,475
Share-based compensation expenses	96,499	38,825	6,124
Non-GAAP net (loss) income	(1,329,420)	92,543	14,599